FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                        25th July 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Capital Group sent to the London Stock Exchange on 25th July 2003






                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


mmO2 plc



2. Name of shareholder having a major interest


The Capital Group Companies Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


In respect of 2 above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Capital International Limited:





Registered Name                                        Number of Shares

State Street Nominees Limited                            3,175,750

Canary Wharf

27th Floor, 1 Canada Square

London  E14 5AF


Bank of New York Nominees                               87,200,038

Bank of New York

3 Birchin Lane

London

EC3V 9BY


Chase Nominees Ltd                                      28,420,603

Woolgate House

Coleman Street

London  EC2P 2HD


Midland Bank plc                                         2,112,400

5 Laurence Hill

Poutney Hill

London  EC4R OE


Bankers Trust                                           36,816,342

59 1/2 Southmark Street

2nd Floor

London  SE1 OHH


Barclays Bank                                            1,445,500

Barclays Global Securities Services

8 Angel Court

London  EC2R 7HT


Citibank London                                            800,000

11 Old Jewry

London  EC2R 8D8


Morgan Guaranty                                          4,036,900

83 Pall Mall

London  SW1Y 5ES


Nortrust Nominees                                       30,474,367

155 Bishopsgate

London  EC2M 3XS



State Street Bank & Trust Co                             3,257,100



Deutsche Bank AG                                        11,828,661

23 Great Winchester Street

London  EC2P 2AX



HSBC Bank plc                                           11,536,849

Securities Services

Mariner House

Pepys Street

London  EC3N 4DA



Mellon Bank NA                                           4,555,532

London Branch

London



Northern Trust AVFC                                      2,547,414

South Africa



KAS UK                                                     323,100

Kass Associate

PO Box 178

1000 AD Amsterdam



Mellon Nominees (UK) Ltd                                 1,032,300

150 Buchanan Street

Glasgow G1 2DY



Bank One London                                          1,946,000



Clydesdale Bank plc                                        262,000



Northern Trust                                          16,209,981

C/o NorTrust Nominees Limited

155 Bishopsgate

London EC2M 3XS





Capital International S.A.:





Chase Nominees Limited                                   7,733,477

Woolgate House

Coleman Street

London  EC2P 2HD



Midland Bank plc                                            91,700

5 Laurence

Poutney Hill

EC4R OE



Royal Bank of Scotland                                     646,100

Regents House

42 Islington High Street

London  N1 8XL



Lloyds Bank                                                316,300

Central Settlement Section

Branches Stock Office

34 Threadneedle Street

London



State Street Bank & Trust Co.                              402,400



Citibank NA                                                307,400

Toronto



Capital International, Inc.:



State Street Nominees Limited                           24,691,813

Canary Wharf

27th floor, 1 Canada Square

London E14 5AF



Bank of New York Nominees                                5,711,865

Bank of New York

3 Birchin Lane

London EC3V 9BY



Chase Nominees Limited                                  32,568,824

Woolgate House

Coleman Street

London EC2P 2HD



Nortrust Nominees                                        3,079,000

155 Bishopsgate

London EC2M 9XS



State Street Bank & Trust Co.                            2,373,494





Citibank NA                                              3,636,500

Toronto



Chase Manhattan Nominee Ltd                                212,900

Australia



HSBC Bank plc                                              267,500

Securities Services

Mariner House

Pepys Street

London EC3N 4DA



Midland Bank plc                                           352,900

5 Laurence

Poutney Hill

London EC4R 0E



Citibank London                                            683,900

11 Old Jewry

London EC2R 8DB



Deutsche Bank Mannheim                                     131,400



Deutsche Bank AG                                           221,400

23 Great Winchester Street

London EC2P 2AX



Bankers Trust                                              114,400

59 1/2 Southmark Street

2nd Floor

London SE1 0HH



Capital Research and Management Company:



State Street Nominees Limited                           26,794,800

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF



Chase Nominees Limited                                 369,254,200

Woolgate House

Coleman Street

London

EC2P 2HD



Capital Guardian Trust Company



State Street Nominees Limited                           30,000,800

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF



Chase Nominees Limited                                  85,135,963

Woolgate House

Coleman Street

London EC2P 2HD



Midland Bank plc                                        27,183,000

5 Laurence

Poutney Hill

London EC4R 0E



Nortrust Nominees                                       29,074,400

155 Bishopsgate

London EC2M 3XS



Mellon Nominees (UK) Limited                             3,067,700

150 Buchanan Street

Glasgow G1 2DY



ROY Nominees Limited                                       124,300

71N Queen Victoria Street

London EC4V 4DE



State Street Bank & Trust Co                               243,500



MSS Nominees Limited                                       293,900

Midland Bank plc

Mariner House

Pepys Street

London EC3N 4DA



Royal Bank of Scotland                                     105,400

Regents House

42 Islington High Street

London N1 8XL



Citibank London                                          2,959,800

11 Old Jewry

London EC2R 8DS



Bankers Trust                                            8,845,900

59 1/2 Southmark Street

2nd Floor

London SE1 0HH



BT Globenet Nominees Limited                             1,787,900

1 Appold Street

Broadgate

London EC2A 2HE



Bank of New York Nominees                                4,593,700

Bank of New York

3 Birchin Lane

London EC3V 9BY



Barclays Bank                                            4,082,100

Barclays Global Securities Services

8 Angle Court

London EC2R 7HT



HSBC Bank plc                                               35,100

Securities Services

Mariner House

Pepys Street

London EC3N 3DA



5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


36,238,135



8. Percentage of issued class


0.417%



9. Class of security


Ordinary shares of 0.1p each



10. Date of transaction


23 July 2003 - Date of Section 198 Notification



11. Date company informed


25 July 2003



12. Total holding following this notification


925,106,573



13. Total percentage holding of issued class following this notification


10.670%



14. Any additional information


Notification in respect of section 198 Companies Act 1985



15. Name of contact and telephone number for queries


Paul Moore - 01753 628293



16. Name and signature of authorised company official responsible for making this notification


Paul Moore



Date of notification


25 July 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 25th July 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary